Exhibit 99.2

B COMMUNICATIONS LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoint(s) Doron Turgeman and Ami Barlev, or either of them, attorneys or attorney of the undersigned, for and in the name(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, par value NIS 0.1 per share, of  B Communications Ltd. (the “Company”), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Annual General Meeting of Shareholders of the Company to be held on July 26, 2012 at 10:30 a.m. (Israel time) at the offices of the Company, 2 Dov Friedman Street, Ramat Gan 52503, Israel and at any adjournment or adjournments thereof, and hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the notice of and proxy statement for such Annual General Meeting (receipt of which is hereby acknowledged):

THIS PROXY WILL BE VOTED AS SPECIFIED ON THE REVERSE. IN THE ABSENCE OF SUCH SPECIFICATION, THE SHARES REPRESENTED BY THIS PROXY CARD WILL BE VOTED FOR THE ELECTION OF THE DIRECTORS NAMED IN ITEM 1 AND FOR ITEM 2 SET FORTH ON THE REVERSE.  ON ANY OTHER BUSINESS THAT MAY PROPERLY COME BEFORE THE MEETING, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE JUDGMENT OF THE PERSONS NAMED ABOVE AS PROXIES.

VOTES WILL NOT BE COUNTED UNLESS “YES” OR “NO” HAS BEEN SPECIFIED AS TO WHETHER THE HOLDINGS IN OUR COMPANY OR THE VOTE REQUIRES THE APPROVAL OF THE PRIME MINISTER OF ISRAEL AND ISRAELI MINISTER OF COMMUNICATIONS (AS DESCRIBED IN THE PROXY STATEMENT).

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

B COMMUNICATIONS LTD.

July 26, 2012

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.

Please detach along perforated line and mail in the envelope provided.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR”  THE ELECTION OF THE DIRECTORS NAMED IN ITEM 1  AND “FOR”
ITEM  2.  PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.  PLEASE MARK YOUR VOTE IN BLUE
OR BLACK INK AS SHOWN HERE ☒

1.	To elect three directors for terms expiring at the 2013 Annual General Meeting of Shareholders.

NOMINEES:

	FOR	AGAINST	ABSTAIN

SHAUL ELOVITCH	☐	☐	☐

OR ELOVITCH	☐	☐	☐

ANAT WINNER	☐	☐	☐

2.
To ratify and approve the reappointment of Somekh Chaikin, registered public accounting firm, a member of KPMG International, as the Company’s independent registered public accountants for the year ending December 31, 2012, and to authorize its Board of Directors to delegate to the Audit Committee the authority to fix the compensation of such independent registered public accountants in accordance with the volume and nature of their services.

☐ FOR	☐ AGAINST	☐ ABSTAIN

3.
Do your holdings in the Company or vote on the Proposals above require the approval of the Prime Minister of Israel and Israeli Minister of Communications pursuant to the Communications Law and Communications Order, as defined in the Proxy Statement for the Annual General Meeting of Shareholders?

☐ YES	☐ NO

To change the address on your account, please check the box at right and indicate your new address in the address space above.  Please note that changes to the registered name(s) on the account may not be submitted via this method.  ☐

Signature of Shareholder	Date	Signature of Shareholder	Date

Note:  Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.  If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such.  If signer is a partnership, please sign in partnership name by authorized person.